SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2012

Commission File Number 1-14858

CGI Group Inc.

(Translation of Registrant’s Name Into English)

1130 Sherbrooke Street West

7th Floor

Montréal, Québec

Canada H3A 2M8

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Enclosure: Material Change Report dated June 1, 2012 filed with the Quebec Autorité des marchés financiers and other Canadian securities regulatory authorities relating to the announcement of an offer for all of the shares of Logica PLC dated May 31, 2012.

This Form 6-K shall be deemed incorporated by reference in the Registrant’s Registration Statement on Form S-8, Reg. Nos. 333-13350, 333-66044, 333-74932 , 333-112021, 333-146175, and 333-177013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGI GROUP INC. (Registrant)

Date: June 1, 2012	By	/s/ Benoit Dubé
Name: Benoit Dubé
Title: Executive Vice-President and Chief Legal Officer

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

CGI Group Inc. (“CGI”)

1130 Sherbrooke Street West, 7th Floor

Montréal, Québec

H3A 2M8

Item 2	Date of Material Change

May 31, 2012

Item 3	News Release

A news release disclosing the nature and substance of the material change was issued by CGI on May 31, 2012 via Marketwire. The Announcement of the offer pursuant to Rule 2.7 of the UK City Code on Takeovers and Mergers was issued in the UK via the UK Regulatory News Service (“RNS”).

Item 4	Summary of Material Change

On May 31, 2012, CGI announced a recommended cash acquisition of Logica plc (“Logica”) for 105 pence (C$1.68) per ordinary share equivalent to a total purchase price of £1.7 billion (C$2.8 billion) plus the assumption of Logica’s net debt of £322 million (C$515 million) as of December 31, 2011.

The consideration payable under the acquisition will be funded through a combination of cash proceeds of C$999,999,995.86 from the issuance of subscription receipts exchangeable for new Class A subordinate voting shares in CGI to Caisse de dépôt et placement du Québec (“CDP”) and debt funding from Canadian Imperial Bank of Commerce (“CIBC”), National Bank of Canada (“NBC”) and The Toronto-Dominion Bank (“TD”) to CGI pursuant to £1.245 billion (C$2.0 billion) term loan credit facilities under a new credit agreement and a C$1.5 billion backstop revolving credit facility or, if such backstop revolving credit facility is cancelled, from a syndicate of lenders including CIBC, NBC and TD pursuant to a revolving credit facility under CGI’s existing C$1.5 billion credit agreement.

Note: reference exchange rate assumed is £1:C$1.60.

Item 5	Full Description of Material Change

On May 31, 2012, CGI announced a recommended cash acquisition of Logica for 105 pence (C$1.68) per ordinary share equivalent to a total purchase price of £1.7 billion (C$2.8 billion) plus the assumption of Logica’s net debt of £322 million (C$515 million) as of December 31, 2011.

Logica’s Board of Directors has unanimously agreed to recommend the transaction to Logica’s shareholders.

Irrevocable undertakings have been received in support of the transaction in all circumstances from Logica’s directors and in certain circumstances from Logica’s largest shareholders. Total irrevocable undertakings received represent a total of 18.19% of Logica’s outstanding shares.

The consideration payable under the recommended acquisition will be funded through a combination of:

–	cash proceeds of C$999,999,995.86 from the issuance of 46,707,146 subscription receipts exchangeable for new Class A subordinate voting shares in CGI to CDP at C$21.41 per subscription receipt pursuant to a subscription agreement entered into by CDP and CGI, a subscription receipt agreement entered into by CDP, CGI and Computershare Trust Company of Canada, as subscription receipt agent, and a registration rights agreement which CGI and CDP have agreed to enter into prior to or at completion of the acquisition; and

–	debt funding from CIBC, NBC and TD to CGI under a credit agreement co-arranged by CIBC, National Bank Financial Inc. and TD Securities Inc., which provides for £1.245 billion (C$2.0 billion) senior unsecured term loan credit facilities and a C$1.5 billion senior unsecured backstop revolving credit facility to be available to CGI to finance in part the acquisition, the fees and expenses incurred in connection therewith and the repayment of all indebtedness of Logica outstanding on the day of the acquisition, or, if such backstop revolving credit facility is cancelled as contemplated in the credit agreement, from a syndicate of lenders including CIBC, NBC and TD pursuant to a revolving credit facility under CGI’s existing C$1.5 billion credit agreement.

The recommended cash acquisition of all the issued and to be issued ordinary shares of Logica will be effected by means of Court-sanctioned scheme of arrangement in the United Kingdom. The transaction will be subject, inter alia, to the satisfaction or waiver of the conditions related to the approval by Logica shareholders and the Court of the scheme of arrangement, and the receipt of applicable regulatory approvals.

Logica and CGI entered into a cooperation agreement in connection with the acquisition. Pursuant to such agreement, Logica and CGI have each agreed to cooperate in relation to the obtaining of any and all regulatory consents, clearances, permissions and waivers as may be necessary, and the making of all regulatory filings as may be necessary, in connection with the acquisition, and Logica and CGI have each agreed to work together to implement certain appropriate proposals in relation to Logica share schemes and employment benefits.

Details of the recommended acquisition will be sent to Logica shareholders shortly and in any event within 28 days of the date of the announcement. It is anticipated that the acquisition will completed by the end of September 2012.

Note: reference exchange rate assumed is £1:C$1.60.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Benoit Dubé

Executive Vice-President and Chief Legal Officer

Tel: (514) 841-3244

Item 9	Date of Report

June 1, 2012